Exhibit 99.4

QUARTERLY BULLETIN Third Quarter 2021 GLOBAL VISION, SUSTAINABLE ACTION The Sustainability Report 2020 is an eloquent tribute to our sustainability vision. We encourage stakeholders to participate in our decisions and are committed to contributing to Québec’s collective wealth while fostering a low-carbon economy. The report echoes our Sustainable Development Plan 2020–2024, in effect since January 2020. The plan sets out 12 strategies revolving around three pillars: governance, community and the environment. This Quarterly Bulletin is in keeping with the two documents mentioned above. In addition to a message from Sophie Brochu, it presents four initiatives that reflect our desire to be a catalyst for sustainable action, followed by our financial results for the third quarter of 2021.

2 INSPIRING RESULTS For the third quarter of 2021, Hydro-Québec posted net income of $448 million, an increase of $245 million over the $203 million recorded a year earlier. On the Québec market, net electricity sales were up $155 million compared to the same period in 2020, essentially because electricity sales rose by $146 million. On markets outside Québec, net electricity exports totaled $342 million, comparable to $357 million a year ago. When Hydro-Québec launched the Collective Energy public consultation (collectiveenergy.ca) last April, we were very excited at the prospect of asking Quebecers to weigh in on the province’s energy future. The response was overwhelming. Nearly 27,000 people from across Québec took the time to participate, and over 15,000 ideas were submitted! These are already helping to shape our upcoming Strategic Plan, which is currently in preparation. In light of the response to our Collective Energy initiative, it is clear to me that more than ever before, Quebecers want to take control of their energy future. I also sense that they are extremely proud and motivated to do what it takes to ensure that the future reflects the dreams and aspirations of Québec society as a whole, whose efforts have contributed to the development of local hydropower resources. Thanks to the hydroelectricity we inherited from our predecessors—to which more wind power, along with solar energy and hydrogen, will soon be added—future generations both within and outside our borders will be able to count on a sustainable energy supply. I’m also delighted to report that, last September, New York State authorities selected the Champlain Hudson Power Express (CHPE) project we submitted with our partner Transmission Developers to deliver clean hydropower into the heart of New York City as of 2025. It was a bold choice, and also a huge first step toward the decarbonization of North America’s largest city. Our New England Clean Energy Connect (NECEC) project, designed to supply clean energy to Massachusetts and Maine, got underway in January 2021 after receiving all required authorizations and permits from the competent regulatory authorities. On November 2, however, the citizens of Maine voted in favor of a referendum initiative to halt the project. Hydro-Québec has obtained intervenor status in the lawsuit filed by its U.S. partner to have their rights upheld, so as to be able to proceed with this major decarbonization initiative. Now more than ever, Hydro-Québec is determined to put its energy to work in order to build a better tomorrow for Québec and its neighbors. Sophie Brochu Previous page: Rivière Manicouagan, near Jean-Lesage generating station. Sophie Brochu President and Chief Executive Officer

OUR SUSTAINABLE DEVELOPMENT INITIATIVES Environment Strategy 9 – Work toward decarbonizing all of our business activities and markets A partnership to decarbonize the heating of buildings In a bid to reduce greenhouse gas (GHG) emissions associated with heating residential, commercial and institutional buildings, Hydro-Québec and Énergir announced a partnership that will help reduce natural gas consumption among participating customers by close to 70%. In concrete terms, the partnership aims to replace systems fueled solely by natural gas with dual-energy systems so that buildings can be heated with electricity most of the time, with natural gas being used only in cold weather. Heating buildings with electricity puts significant pressure on Hydro-Québec’s power system during winter peak periods. Dual-energy systems that use electricity as the main energy source and natural gas as an auxiliary source are very helpful when it comes to meeting electricity demand during such peaks. The increased use of electricity for heating the buildings involved will also help the Québec government reach the decarbonization objective set out in its 2030 Plan for a Green Economy. This plan aims to reduce GHG emissions by 37.5% by 2030 compared to 1990 levels. Resorting to dual energy to electrify buildings should reduce GHGs by 540,000 tonnes of CO2 equivalent by 2030. The partnership agreement has been submitted to the Régie de l’énergie, which will review it and, if needed, establish a new dual-energy rate for the customers involved. Environment Strategy 9 – Work toward decarbonizing all of our business activities and markets Hydro-Québec will help decarbonize New York In September, New York State authorities announced that they had selected the proposal submitted by Hydro-Québec and its partner, Transmission Developers, to deliver 1,250 megawatts (MW) of green energy. That’s enough to supply over one million New York homes! Known as the Champlain Hudson Power Express (CHPE), the project involves delivering 100% renewable hydropower from Québec to the heart of New York City via a new transmission line to be built by Transmission Developers and commissioned in 2025. This line will span close to 545 km between the Canada–U.S. border and New York City and has already obtained all required approvals from the American authorities. The request for proposals was launched by New York State following the adoption, a few years ago, of environmental laws requiring that the electricity used on its territory be 70% renewable by 2030 and 100% renewable by 2040. Overall, the 25-year agreement to be signed by the three parties will help reduce annual GHG emissions in the New York City metropolitan area by about 3.9 million tonnes, which is equivalent to removing about 45% of cars from the city’s streets. In Québec, a transmission line approximately 60 km long will be built between Hertel substation in La Prairie and an interconnection point in the Rivière Richelieu at the Canada–U.S. border. As part of the project, Hydro-Québec also entered into a partnership with the Mohawk Council of Kahnawà:ke under which the community will become a joint owner of the line. 3

Community Strategy 8 – Take steps to include Indigenous peoples and encourage their input into our development The quality of our business relations with Indigenous peoples At the Canadian Council for Aboriginal Business gala, held in September, Hydro-Québec obtained Silver certification under the Progressive Aboriginal Relations (PAR) program. This certification recognizes the efforts we have made to improve our relations with Indigenous communities, including: • Providing a workplace that is open and receptive to Indigenous employees • Being an excellent business partner for Indigenous companies • Offering electricity services that meet the expectations of our Indigenous customers • Acting as a company that is intent on ensuring that its facilities and activities integrate into Indigenous territories Our participation in the PAR program helps to develop sustainable, mutually beneficial partnerships with Indigenous communities and nations, based on respect for values and cultures. The initiatives implemented in this regard reflect our desire to be an open and inclusive company in all of our daily operations. We signed our first agreements with Indigenous communities in Québec just over 40 years ago, as part of the vast Baie-James hydropower development project. In the subsequent four decades, we have entered into over 40 additional agreements with five Indigenous nations regarding various power generation and transmission projects. We have learned a great deal from our Indigenous partners in that time and are proud of the know-how we have acquired. Governance Strategy 1 – Make sustainability principles integral to our governance, operations and projects Our corporate culture recognized In 2021, Hydro-Québec once again earned recognition for its sustainable practices by coming in first in Corporate Knights magazine’s ranking of Canada’s Best 50 Corporate Citizens. This annual rating shines a light on the responsible business practices of corporations that place environmental, social and economic issues at the heart of their activities. Over the past year, Hydro-Québec has distinguished itself in several regards, including water consumption, taxes paid, diversity within the management team and Board of Directors, clean investments and clean revenue, i.e., revenue derived from products and services with a positive impact on society and the environment. Given the nature of our activities, we play a crucial role regarding social responsibility and sustainable development. We work closely with local and Indigenous communities and constantly seek to foster diversity within our workforce. Moreover, thanks to the enthusiastic participation of a large number of Quebecers in our Collective Energy initiative, we’ll be able to seize promising opportunities to support the energy transition. Hydro-Québec placed fifth in last year’s ranking, came in second in 2019, and clinched first place in 2018. 4

Hydro-Québec

Financial results

          Third

          Quarter 2021

                   KEY FIGURES

NET INCOME	INVESTMENTS

$448 million	$1,137 million

121% é	30% é

ELECTRICITY SALES IN QUÉBEC	NET EXPORTS

36.9 TWh	9.3 TWh

5% é	8% é

          First Three

          Quarters of 2021

                   KEY FIGURES

NET INCOME	INVESTMENTS

$2,441 million	$2,998 million

35% é	32% é

ELECTRICITY SALES IN QUÉBEC	NET EXPORTS

128.3 TWh	27.8 TWh

2% é	19% é

Management’s Discussion and Analysis

Summary of third- quarter results	For the third quarter of 2021, Hydro-Québec posted net income of $448 million, an increase of $245 million over the $203 million recorded a year earlier.

On the Québec market, net electricity sales rose by $155 million compared to the same period in 2020, essentially because electricity sales grew by $146 million under the combined effect of two main factors. Baseload demand in all business customer segments increased by 1.9 TWh, in particular on account of the resumption of many economic activities as public health measures were eased. An increase in aluminum prices, which have an impact on revenue from special contracts with certain large industrial customers, also led to higher electricity sales in Québec.

On markets outside Québec, net electricity exports totaled $342 million, which is comparable to the $357 million recorded for the third quarter of 2020.

Recognition of the other components of employee future benefit cost related to the Pension Plan yielded a positive variance of $61 million compared to the same period last year, partly as a result of an increase in the value of Plan assets.

Financial expenses fell by $29 million. This decrease is largely due to the maturity of certain high-interest debts and the issuance of new debt at much lower rates, given the favorable conditions on the capital market.

Summary of results for the first three quarters

For the nine-month period ended September 30, 2021, Hydro-Québec’s net income totaled $2,441 million, or $633 million more than the $1,808 million posted in the same period the previous year. It is worth recalling that 2020 was marked by the COVID-19 pandemic and the implementation of strict public health measures throughout Québec, a situation that profoundly disrupted the economy and had a negative impact on the company’s financial results.

On the Québec market, net electricity sales increased by $244 million on account of a $239-million rise in electricity sales. Baseload demand from business customers grew with the gradual resumption of economic activities as public health measures were eased. Higher aluminum prices also contributed to the increase in electricity sales in Québec. These factors were partially offset, however, by the impact of warmer temperatures in spring 2021, especially in April, when they were 3°C higher on average than the previous year.

On markets outside Québec, net electricity exports rose by $118 million, mainly because of volume growth of 4.5 TWh due, in part, to greater needs on external markets, where demand had dropped at the beginning of the pandemic last year. The company also took advantage of favorable market conditions arising in particular from the warmer temperatures in the second quarter to seize business opportunities. The net export volume thus remained strong, totaling 27.8 TWh, slightly below the record of 28.8 TWh set in the corresponding period of 2018.

Consequently, Hydro-Québec’s net sales volume across all its markets reached a historic peak of 156.1 TWh. It is thanks to the sustained efforts of all its employees, as well as the reliability and smooth operation of its generating, transmission and distribution facilities, that the company was able to boost sales on its export markets while also meeting the needs of its Québec customer base.

Recognition of the other components of employee future benefit cost related to the Pension Plan yielded a positive variance of $185 million compared to the same period last year, partly as a result of an increase in the value of Plan assets.

Financial expenses decreased by $153 million, primarily because of the maturity of certain high-interest debts and the issuance of new debt at much lower rates.

Consolidated results for the first three quarters	Revenue totaled $10,465 million, compared to $10,020 million in the first three quarters of 2020.

Revenue from ordinary activities was $10,533 million, compared to $9,908 million for the same period last year. The difference is due to a $576-million increase in electricity sales. In Québec, sales rose by $239 million over the $8,746 million recorded a year earlier, in particular because of a 3.4-TWh increase in baseload demand, the gradual resumption of economic activities having led to higher electricity consumption by business customers. However, the baseload demand growth was partially offset by the fact that temperatures resulted in a 1.2-TWh decrease in electricity sales, primarily on account of the warm spring in 2021. Finally, the fluctuation of aluminum prices and the indexation of electricity rates on April 1, 2021, pursuant to the Act to simplify the process for establishing electricity distribution rates, also contributed to the higher electricity sales in Québec. On markets outside Québec, revenue from electricity sales amounted to $1,405 million, or $337 million more than a year earlier.

Revenue from other activities declined by $180 million due to the impact of the commercialization strategy for electricity export activities, which led to a negative variance.

Total expenditure amounted to $6,230 million, which is comparable to the $6,265 million recognized in the corresponding period last year.

Financial expenses totaled $1,794 million, a $153-million decrease from the $1,947 million recorded a year earlier.

Segmented results for the first three quarters	Generation

The Generation segment (the “Generator”) posted net income of $1,857 million, a $400-million increase over the $1,457 million recorded in the first nine months of 2020. Net electricity exports rose by $118 million, essentially due to volume growth of 4.5 TWh. Electricity supplies provided to the Distribution segment increased by $137 million, while financial expenses decreased by $68 million.

Transmission

The Transmission segment (the “Transmission Provider”) recorded net income of $458 million, compared to $504 million a year earlier. The 2021 figure reflects a reduction in the revenue presented in the 2021 rate application.

Distribution

The Distribution segment (the “Distributor”) posted net income of $278 million, or $198 million more than the $80 million recognized for the first three quarters of 2020. Electricity sales in Québec rose by $239 million, in particular under the combined effect of baseload demand growth and the negative impact of the warm spring temperatures. Supplies purchased from the Generator increased by $137 million, while financial expenses decreased by $28 million.

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. The volume of activity in this segment totaled $2,020 million, compared to $1,360 million in the corresponding period of 2020.

Investments

In the first nine months of 2021, Hydro-Québec invested $2,998 million in property, plant and equipment and intangible assets, compared to $2,263 million a year earlier. It is worth recalling that the declaration of the public health crisis in March 2020 had led to the slowdown, interruption or postponement of numerous projects on the company’s jobsites.

The Generator allotted a large portion of its investments to ongoing work at the Romaine-4 jobsite, in the Minganie region. At the same time, it continued investing to ensure the long-term operability of its generating facilities and optimize their output. For instance, projects are underway at the Robert-Bourassa, Rapide-Blanc, Carillon and Beauharnois facilities. In keeping with the energy transition, the Generator also commissioned two photovoltaic solar power plants in the Montérégie region in the first semester: Gabrielle-Bodis generating station, in La Prairie, and Robert-A.-Boyd generating station, in Varennes.

The Transmission Provider allocated part of its investments to building transmission lines and substations. It also carried out upgrading and modernization projects to ensure the reliability and long-term operability of its assets and maintain service quality. Some examples of this include the construction of the 735-kV Micoua–Saguenay line, the projects to replace the transmission grid control and special protection systems, as well as ongoing work under the architecture development plan for the 315-kV system on the island of Montréal. The Transmission Provider also pursued its efforts to deploy a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project to build a new 1,200-MW interconnection between the Québec and New England grids.

The Distributor continued to invest to better meet the needs of its customers. This includes connecting the village of La Romaine and the Innu community of Unamen Shipu, both located in Basse-Côte-Nord, to the main grid. Most of the related facilities were commissioned in September 2021. In addition, the Distributor is building a new generating station to supply the Inuit village of Tasiujaq, in the Nord-du-Québec region, while also carrying out projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control system.

Financing	During the first three quarters, Hydro-Québec issued fixed-rate bonds on the Canadian capital market, raising $2.1 billion at an average cost of 2.69%. These bonds will mature in 2060.

The proceeds are being used to finance part of the investment program and to repay higher-rate maturing debt.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2021	2020	2021	2020

Revenue	12	3,028	2,833	10,465	10,020

Expenditure

Operations		788	743	2,363	2,269

Other components of employee future benefit cost	9	(186)	(124)	(557)	(371)

Electricity purchases		458	469	1,594	1,579

Depreciation and amortization	4	650	656	1,960	1,954

Taxes		274	261	870	834

		1,984	2,005	6,230	6,265

Income before financial expenses		1,044	828	4,235	3,755

Financial expenses	5	596	625	1,794	1,947

Net income		448	203	2,441	1,808

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2021	2020	2021	2020

Net income		448	203	2,441	1,808

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	(570)	(100)	(695)	(241)

Net change in employee future benefits		37	30	111	92

Other		(3)	(8)	(4)	(3)

		(536)	(78)	(588)	(152)

Comprehensive income		(88)	125	1,853	1,656

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at September 30, 2021	As at December 31, 2020

ASSETS

Current assets
Cash and cash equivalents		2,922	1,467
Short-term investments		1,245	304
Accounts receivable and other receivables		2,686	2,313
Derivative instruments	7	53	147
Regulatory asset		124	123
Materials and supplies		367	316

		7,397	4,670

Property, plant and equipment		68,020	66,900
Intangible assets		1,142	1,053
Investments	6	1,743	1,717
Derivative instruments	7	65	11
Regulatory assets		5,541	5,700
Other assets		848	844

		84,756	80,895

LIABILITIES

Current liabilities

Borrowings		3,259	–
Accounts payable and accrued liabilities		2,079	2,080
Dividend payable		–	1,727
Accrued interest		472	933
Asset retirement obligations		71	84
Derivative instruments	7	376	14
Current portion of long-term debt	7	3,918	1,900

		10,175	6,738

Long-term debt	7	44,946	46,257
Asset retirement obligations		874	838
Derivative instruments	7	423	3
Regulatory liabilities		322	331
Other liabilities		4,587	5,150
Perpetual debt	7	254	256

		61,581	59,573

EQUITY

Share capital		4,374	4,374
Retained earnings		22,499	20,058
Accumulated other comprehensive income	10	(3,698)	(3,110)

		23,175	21,322

		84,756	80,895

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)				Nine months ended September 30

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Net income		–	2,441	–	2,441

Other comprehensive income	10	–	–	(588)	(588)

Balance as at September 30, 2021		4,374	22,499	(3,698)	23,175

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Net income		–	1,808	–	1,808

Other comprehensive income	10	–	–	(152)	(152)

Balance as at September 30, 2020		4,374	21,290	(2,560)	23,104

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2021	2020	2021	2020

Operating activities

Net income		448	203	2,441	1,808

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	4	650	656	1,960	1,954

Amortization of premiums, discounts and issue expenses related to debt securities		1	27	3	123

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(89)	(39)	(262)	(123)

Interest and other	8	106	(1,395)	373	(1,407)

Regulatory assets and liabilities		(39)	(17)	(188)	(156)

Change in non-cash working capital items	8	(374)	(143)	(842)	(982)

		703	(708)	3,485	1,217

Investing activities

Additions to property, plant and equipment		(1,085)	(816)	(2,851)	(2,108)

Additions to intangible assets		(52)	(59)	(147)	(155)

Acquisition of an investment		–	–	–	(666)

Net change in short-term investments and sinking fund		63	168	(928)	(903)

Other		(71)	2	(71)	(8)

		(1,145)	(705)	(3,997)	(3,840)

Financing activities

Issuance of long-term debt		335	(25)	2,407	2,950

Repayment of long-term debt		(129)	(210)	(1,259)	(407)

Cash receipts arising from credit risk management		1,254	801	2,631	4,402

Cash payments arising from credit risk management		(1,227)	(1,041)	(3,258)	(3,997)

Net change in borrowings		(198)	786	3,222	3,890

Dividend paid		–	–	(1,727)	(2,192)

Other		2	(2)	(36)	24

		37	309	1,980	4,670

Foreign currency effect on cash and cash equivalents		2	(12)	(13)	20

Net change in cash and cash equivalents		(403)	(1,116)	1,455	2,067

Cash and cash equivalents, beginning of period		3,325	4,298	1,467	1,115

Cash and cash equivalents, end of period		2,922	3,182	2,922	3,182

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2021 and 2020

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2020.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2020.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until November 12, 2021, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

COVID-19 pandemic

In 2021, the COVID-19 pandemic did not have a significant impact on Hydro-Québec’s quarterly consolidated financial statements. As the duration of the health crisis is still uncertain, however, Hydro-Québec is continuing to assess its impact on its operations and results.

Note 2	Change to Accounting Policy

Standard issued but not yet adopted

Financial instruments

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU, but it does not expect its adoption to have a significant impact on its consolidated financial statements.

Note 3	Regulation

Transmission

In decision D-2020-179 of December 21, 2020, the Régie de l’énergie of Québec (the “Régie”) authorized the extension of Hydro-Québec’s 2020 power transmission rates on a provisional basis commencing on January 1, 2021. These rates were set by decision D-2020-063 and came into effect on January 1, 2020. The authorized return on the rate base was set at 6.78%, assuming a capitalization with 30% equity.

The Transmission Provider’s rate applications for 2021 and 2022 are being reviewed simultaneously by the Régie.

Distribution

Under the Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), electricity distribution rates were indexed by 1.3% on April 1, 2021, with the exception of Rate L, which was indexed by 0.8%.

Note 4    Depreciation and Amortization

	Three months ended September 30		Nine months ended September 30

	2021	2020	2021	2020

Property, plant and equipment	599	593	1,785	1,773
Intangible assets	24	26	75	75
Regulatory assets and liabilities	21	26	64	79
Retirement of capital assets	6	11	36	27

	650	656	1,960	1,954

Note 5 Financial Expenses

	Three months ended September 30		Nine months ended September 30

	2021	2020	2021	2020

Interest on debt securities	600	633	1,787	1,977

Net foreign exchange (gain) loss	(2)	1	(1)	4

Guarantee fees related to debt securities[a]	57	55	171	163

	655	689	1,957	2,144

Less

Capitalized financial expenses	51	53	135	148

Net investment income	8	11	28	49

	59	64	163	197

	596	625	1,794	1,947

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 6    Investments

On August 17, 2021, Hydro-Québec committed to a first investment with Innergex énergie renouvelable inc. (TSX: INE) under the strategic alliance formed by the two parties in 2020. The transaction closed on October 25, 2021. At that time, Hydro-Québec acquired a 50% stake in Innergex HQI USA LLC, which took possession of two hydroelectric generating stations located in New York State. For Hydro-Québec, the purchase price includes an upfront cash consideration of US$159 million (C$197 million) and a maximum contingent consideration of US$15 million (C$19 million).

Note 7	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and the implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

Management of long-term risk

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage the currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table presents the notional amounts, expressed in Canadian dollars or foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at September 30, 2021[a]	As at December 31, 2020[a]

Forward contracts
Canadian dollars	(1,940)	(2,000)
U.S. dollars[b]	(542)	(542)

Swaps
Canadian dollars	(5,794)	(6,890)
U.S. dollars	4,820	5,720

a)	Figures in parentheses represent amounts to be paid.

b)	As at September 30, 2021, and December 31, 2020, sales and purchase contracts totaled US$743 million and US$201 million, respectively.

Management of short-term risk

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity purchases or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at September 30, 2021, were US$2,032 million and US$2,495 million, respectively (US$1,133 million for sales contracts and US$8 million for purchase contracts as at December 31, 2020).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at September 30, 2021, totaled 23.4 TWh (22.4 TWh as at December 31, 2020), natural gas futures for which open positions as at September 30, 2021, totaled 0.2 million MMBtu (1.5 million MMBtu as at December 31, 2020), petroleum product swaps for which open positions as at September 30, 2021, totaled 39.9 million litres (62.7 million litres as at December 31, 2020), as well as aluminum swaps for which open positions as at September 30, 2021, totaled 487,825 tonnes (262,750 tonnes as at December 31, 2020).

Note 7	Financial Instruments (continued)

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

	As at September 30, 2021
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]

Assets

Contracts – Currency risk	–	869	38	907

Contracts – Interest rate risk	383	84	–	467

Contracts – Price risk	–	9	53	62
	383	962	91	1,436

Liabilities

Contracts – Currency risk	–	(154)	(120)	(274)

Contracts – Interest rate risk	–	(3)	–	(3)

Contracts – Price risk	–	(885)	(164)	(1,049)
	–	(1,042)	(284)	(1,326)
Total	383	(80)	(193)	110

	As at December 31, 2020
	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]

Assets

Contracts – Currency risk	–	1,157	6	1,163

Contracts – Interest rate risk	569	3	–	572

Contracts – Price risk	–	105	55	160
	569	1,265	61	1,895

Liabilities

Contracts – Currency risk	–	(150)	(214)	(364)

Contracts – Interest rate risk	–	(43)	–	(43)

Contracts – Price risk	–	(46)	(14)	(60)
	–	(239)	(228)	(467)
Total	569	1,026	(167)	1,428

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at September 30, 2021, $(119) million was in consideration of amounts received or disbursed [$(173) million as at December 31, 2020] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Note 7	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

		As at September 30, 2021				As at December 31, 2020

	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet

Assets

Current	336	(189)	(94)	53	429	(132)	(150)	147

Long-term	1,100	(264)	(771)	65	1,466	(300)	(1,155)	11
	1,436	(453)	(865)	118	1,895	(432)	(1,305)	158

Liabilities

Current	(755)	307	72	(376)	(314)	282	18	(14)

Long-term	(571)	146	2	(423)	(153)	150	–	(3)
	(1,326)	453	74	(799)	(467)	432	18	(17)
Total	110	–	(791)	(681)	1,428	–	(1,287)	141

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at September 30, 2021, $710 million receivable in consideration of net cash payments was included in Accounts receivable and other receivables (nil as at December 31, 2020), while no amount payable in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($137 million as at December 31, 2020).

Note 7	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

						Three months ended September 30, 2021

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		(121)	(175)[a]		(68)

Contracts – Interest rate risk	31		(57)	2	[b]	–

Contracts – Price risk	–		659	84	[c]	118
	31	[b,d]	481	(89)[d]		50	[d,e]

Impact of hedged items on results	(29)			89		72

				Three months ended September 30, 2020

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		204	169	[a]	67

Contracts – Interest rate risk	25		(65)	2	[b]	–

Contracts – Price risk	–		72	(60)[c]		12
	25	[b,d]	211	111	[d]	79	[d,e]

Impact of hedged items on results	(23)			(111)		(66)

a)	In 2021, $(48) million was recognized in Revenue ($3 million in 2020), and $(127) million in Financial expenses ($166 million in 2020).

b)	These amounts were recognized in Financial expenses.

c)	In 2021, $85 million was recognized in Revenue [$(62) million in 2020], and $(1) million in Electricity purchases ($2 million in 2020).

d)	In 2021, the items Revenue, Electricity purchases and Financial expenses totaled $3,028 million, $458 million and $596 million, respectively ($2,833 million, $469 million and $625 million in 2020).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2021, $126 million was recognized in Revenue ($1 million in 2020), $(5) million in Electricity purchases ($11 million in 2020), and $(71) million in Financial expenses ($67 million in 2020).

Note 7	Financial Instruments (continued)

				Nine months ended September 30, 2021

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	23	(109)[a]	11

Contracts – Interest rate risk	167	(375)	7 [b]	–

Contracts – Price risk	–	1,100	155 [c]	156

	167 [b,d]	748	53 [d]	167 [d,e]

Impact of hedged items on results	(160)		(53)	(8)

			Nine months ended September 30, 2020

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(376)	(172)[a]	(15)

Contracts – Interest rate risk	(188)	349	7 [b]	15

Contracts – Price risk	–	(199)	(302)[c]	(10)

	(188)[b,d]	(226)	(467)[d]	(10)[d,e]

Impact of hedged items on results	192		469	20

a)	In 2021, $(137) million was recognized in Revenue ($27 million in 2020), and $28 million in Financial expenses [$(199) million in 2020].

b)	These amounts were recognized in Financial expenses.

c)	In 2021, $152 million was recognized in Revenue [$(304) million in 2020], and $3 million in Electricity purchases ($2 million in 2020).

d)

In 2021, the items Revenue, Electricity purchases and Financial expenses totaled $10,465 million, $1,594 million and $1,794 million, respectively ($10,020 million, $1,564 million and $1,947 million in 2020).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2021, $174 million was recognized in Revenue [$(31) million in 2020], $(15) million in Electricity purchases ($26 million in 2020), and $8 million in Financial expenses [$(5) million in 2020].

Note 7	Financial Instruments (continued)

For the three- and nine-month periods ended September 30, 2021, Hydro-Québec did not reclassify any amounts from Accumulated other comprehensive income to results after having discontinued cash flow hedges (nil for the three-month period ended September 30, 2020, and a net loss of $2 million for the nine-month period then ended).

As at September 30, 2021, Hydro-Québec estimated the net amount of losses presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $424 million (net gain of $72 million as at September 30, 2020).

As at September 30, 2021, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was nine years (ten years as at September 30, 2020).

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at September 30, 2021		As at December 31, 2020

	Carrying amount	Fair value	Carrying amount	Fair value

Asset

Sinking fund	601	633	600	657

Liabilities

Long-term debt[a]	(48,864)[b]	(62,761)	(48,157)[b]	(70,432)

Perpetual debt	(254)	(273)	(256)	(293)

a)	Including the current portion.

b)

Including an amount of $1,941 million as at September 30, 2021 ($1,997 million as at December 31, 2020) for debts subject to a fair value hedge, which resulted in an adjustment of $345 million ($532 million as at December 31, 2020) in connection with the hedged risk for existing hedging relationships and of $(51) million [$(78) million as at December 31, 2020] for discontinued relationships.

Accounts receivable and other receivables

As at September 30, 2021, accounts receivable and other receivables included $1,411 million ($1,944 million as at December 31, 2020) from contracts with customers, of which unbilled electricity deliveries totaled $796 million ($1,244 million as at December 31, 2020).

Note 8	Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30

	2021	2020	2021	2020

Change in non-cash working capital items

Accounts receivable and other receivables	(147)	313	(343)	487

Materials and supplies	(28)	(9)	(51)	(18)

Accounts payable and accrued liabilities	216	(11)	58	(1,007)

Accrued interest	(415)	(436)	(506)	(444)
	(374)	(143)	(842)	(982)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	63	20	92	43

Interest paid[a]	892	2,406	1,985	3,630

a)

Including interest paid upon redemption of zero-coupon bonds, which totaled $3 million for the three-month period ended September 30, 2021, and $7 million for the nine-month period then ended ($1,497 million and $1,646 million, respectively, for the three- and nine-month periods ended September 30, 2020). This interest is presented in the line item Interest and other under Operating activities in the Consolidated Statements of Cash Flows.

Note 9	Employee Future Benefits

					Three months ended September 30

	Pension Plan		Other plans		Total

	2021	2020	2021	2020	2021	2020

Current service cost	176	153	14	13	190	166

Other components of employee future benefit cost

Interest on obligations	170	212	11	12	181	224

Expected return on plan assets	(463)	(428)	(1)	(1)	(464)	(429)

Amortization of net actuarial loss	87	71	10	9	97	80

Amortization of past service costs (credits)	2	2	(2)	(1)	–	1

	(204)	(143)	18	19	(186)	(124)

Net (credit) cost recognized	(28)	10	32	32	4	42

					Nine months ended September 30

	Pension Plan		Other plans		Total

	2021	2020	2021	2020	2021	2020

Current service cost	528	458	41	39	569	497
Other components of employee future benefit cost

Interest on obligations	511	636	33	38	544	674

Expected return on plan assets	(1,389)	(1,284)	(3)	(3)	(1,392)	(1,287)

Amortization of net actuarial loss	260	214	30	25	290	239

Amortization of past service costs (credits)	5	6	(4)	(3)	1	3

	(613)	(428)	56	57	(557)	(371)

Net (credit) cost recognized	(85)	30	97	96	12	126

Note 10	Accumulated Other Comprehensive Income

			Nine months ended September 30, 2021

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2020	(162)	(2,940)	(8)	(3,110)

Other comprehensive income before reclassifications	(748)	–	(4)	(752)

Amounts reclassified outside of Accumulated other comprehensive income	53	111	–	164

Other comprehensive income	(695)	111 [a]	(4)	(588)

Balance as at September 30, 2021	(857)	(2,829)	(12)	(3,698)

			Nine months ended September 30, 2020

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2019	67	(2,476)	1	(2,408)

Other comprehensive income before reclassifications	226	–	(3)	223

Amounts reclassified outside of Accumulated other comprehensive income	(467)	92	–	(375)

Other comprehensive income	(241)	92 [a]	(3)	(152)

Balance as at September 30, 2020	(174)	(2,384)	(2)	(2,560)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(180) million as at September 30, 2021 [$(150) million as at September 30, 2020].

Note 11	Contingencies

Guarantees

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at September 30, 2021, the amortized cost of the long-term debts concerned was $2,725 million ($2,843 million as at December 31, 2020).

Litigation

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innu of Uashat mak Mani-utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. As well, in November 2006, the Innu of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of these claims.

Moreover, in October 2020, Innu Nation Inc. brought an action for damages before the courts of Newfoundland and Labrador against Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] and Hydro-Québec. It claims that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, is the result of a joint venture between CF(L)Co and Hydro-Québec and allegedly infringes on the ancestral rights of the Innu of Labrador. Innu Nation Inc. claims that CF(L)Co and Hydro-Québec should refund the profits derived from the complex or, alternatively, provide monetary restitution which, in Hydro-Québec’s case, amounts to $4 billion. Hydro-Québec is challenging the legitimacy of this action.

On November 2, 2021, the citizens of the State of Maine voted in favor of a referendum initiative to halt the New England Clean Energy Connect (NECEC) project. This project, which is part of a larger undertaking to build a new interconnection between the Québec and New England grids, has nonetheless received all the required authorizations and permits from the U.S. regulatory authorities, and construction of the NECEC line began in January 2021. Hydro-Québec has obtained intervenor status in the lawsuit filed by its U.S. partner to have their rights upheld, so as to be able to proceed with this major decarbonization initiative.

Note 12	Segmented Information

The following tables present information related to results, assets and investing activities by segment:

	Three months ended September 30, 2021

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	423	36	2,565	5	(1)	3,028	[a]

Intersegment customers	1,085	843	20	768	(2,716)[b]	–

Net income (loss)	410	165	(108)	2	(21)	448

	Three months ended September 30, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	413	47	2,398	2	(27)	2,833	[a]

Intersegment customers	980	864	20	521	(2,385)[b]	–

Net income (loss)	311	173	(218)	5	(68)	203
a) Including $(63) million from sources other than contracts with customers ($28 million in 2020). b) Including intersegment eliminations of $(3,298) million [$(2,878) million in 2020].

	Nine months ended September 30, 2021

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	1,345	92	9,061	13	(46)	10,465	[a]

Intersegment customers	3,836	2,523	61	2,007	(8,427)[b]	–

Net income (loss)	1,857	458	278	6	(158)	2,441

Total assets as at September 30, 2021	34,116	24,809	14,027	45	11,759	84,756

	Nine months ended September 30, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	1,188	147	8,795	6	(116)	10,020	[a]

Intersegment customers	3,621	2,574	57	1,354	(7,606)[b]	–

Net income (loss)	1,457	504	80	5	(238)	1,808

Total assets as at September 30, 2020	33,128	24,044	13,611	38	11,072	81,893

a)	Including $(68) million from sources other than contracts with customers ($112 million in 2020).
b)	Including intersegment eliminations of $(10,120) million [$(9,068) million in 2020].

Note 13	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted for the current periods.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended September 30				Nine months ended September 30

Summary of Results	2021	2020	Change (%)		2021	2020	Change (%)

Revenue	3,028	2,833	6.9	Û	10,465	10,020	4.4	Û

Expenditure	1,984	2,005	1.0	Ü	6,230	6,265	0.6	Ü

Financial expenses	596	625	4.6	Ü	1,794	1,947	7.9	Ü

Net income	448	203	120.7	Û	2,441	1,808	35.0	Û

 Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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